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07003103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carl P. Sherr & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 Main Street
(No. and Street)

Worcester (City) MA (State) 01608 (Zip Code)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl P. Sherr (508) 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
(Name – *if individual, state last, first, middle name*)

306 Main Street, Suite 400 (Address) Worcester (City) MA (State) 01608 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
156

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl P. Sherr
Signature

MANAGER
Title

Notary Public
My Commission Expires 3/21/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2006 AND 2005

Facing Page

Oath or Affirmation

	PAGE
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income and Changes in Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5 - 7
Supplemental Schedule:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2006 and 2005, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC at December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 26, 2007

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2006	2005
Cash	$ 20,608	$ 29,083
Deposits with clearing agent	150,958	298,893
Receivable from clearing agent	923	3,054
Other receivables	49,310	68,973
Prepaid expenses	5,534	6,530
Property and equipment, net	34,605	40,428
Total assets	$ 261,938	$ 446,961

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 17,260	$ 25,787
Members' equity	244,678	421,174
Total liabilities and members' equity	$ 261,938	$ 446,961

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2006	2005
Revenues:		
Commissions on securities transactions	$ 156,476	$ 229,763
Trading gains on securities, net	178,792	256,633
Investment advisory fees	319,156	230,280
Commissions on insurance policies and annuities	153,934	46,866
Interest and dividends	65,007	60,655
Total revenues	873,365	824,197
Expenses:		
Guaranteed payments to members	156,000	246,562
Payroll	73,818	70,470
Payroll taxes and employee benefits	6,263	5,956
Commissions	1,512	547
Transfer, clearance and brokerage fees	22,648	29,384
Equipment rental	20,612	39,041
Professional fees	31,769	34,964
Rent	24,022	24,022
Office and postage	22,839	23,032
Depreciation	17,006	15,978
Telephone	17,001	15,867
Auto expense	16,660	16,841
Travel, selling and promotion	10,124	12,403
Advertising	-	889
Insurance	4,013	3,430
Dues and subscriptions	1,373	1,346
Taxes and licenses	5,704	3,918
Total expenses	431,364	544,650
Net income	442,001	279,547
Members' equity - beginning	421,174	485,149
Members' distributions	(618,497)	(343,522)
Members' equity - ending	$ 244,678	$ 421,174

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2006	2005
Operating activities:		
Net income	$ 442,001	$ 279,547
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	17,006	15,978
Changes in operating assets and liabilities:		
Deposits with clearing agent	147,935	73,873
Receivable from clearing agent	2,131	(830)
Other receivables	19,663	(26,279)
Prepaid expenses	996	(442)
Accounts payable and accrued expenses	(8,527)	(6,191)
Net cash provided by operating activities	621,205	335,656
Investing activities:		
Acquisition of property and equipment	(11,183)	(860)
Financing activities:		
Members' distributions	(618,497)	(343,522)
Net decrease in cash	(8,475)	(8,726)
Cash - beginning	29,083	37,809
Cash - ending	$ 20,608	$ 29,083

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD) and various exchanges. The Company's principal sources of revenue are investment advisory fees, commissions on securities transactions for customers located primarily in Central Massachusetts and net gains from the Company's trading in the securities markets. An unrelated clearing agent completes the majority of the securities transactions and an unrelated asset management company provides a significant portion of the mutual fund investing services to the Company's customers.

The Company also offers life, disability and long-term care insurance and annuity products. In 2006, the Company earned commissions of approximately $137,000 on policies sold to one customer.

Organization:

The Company is organized as a limited liability company. The terms of the Company's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to pay liabilities. In addition, the Company will terminate upon the death of the managing member unless other members, owning more than 50% at that time, elect to continue the Company. Effective January 1, 2006, the managing member's ownership interest in the Company decreased to 50.2% from his original ownership interest of 70%.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities:

Marketable securities are stated at market value and securities not readily marketable are stated at fair value as determined by management. The difference between cost and market (or fair value) is included in income. At December 31, 2006 and 2005, there were no securities owned by the Company.

Income Recognition:

Profits and losses arising from the Company's securities transactions as well as commission income from customers' securities transactions and related transaction expenses are recorded on a trade date basis.

Dividends and interest income are accrued as earned.

Investment advisory fees and commissions on insurance and annuity products are accrued as earned.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Guaranteed Payments to Members:

Guaranteed payments to members, which are designed to represent reasonable compensation for services rendered, are accounted for as an expense rather than a distribution from members' equity.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent are comprised of the following:

	2006	2005
Cash	$ 100,952	$ 248,887
Deposit	50,006	50,006
	$ 150,958	$ 298,893

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2006	2005
Furniture and fixtures	$ 35,177	$ 23,993
Motor vehicles	62,745	62,745
	97,922	86,738
Accumulated depreciation	(63,317)	(46,310)
	$ 34,605	$ 40,428

(5) ADVERTISING COSTS

Advertising costs are expensed as incurred.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $100,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2006	2005
Aggregate indebtedness	$ 17,260	$ 25,787
Net capital	$ 204,539	$ 374,216
Ratio of aggregate indebtedness to net capital	.084 to 1	.069 to 1

(7) COMMITMENTS AND CONTINGENCIES

In the course of business, the Company executes transactions on behalf of its customers. If any of these transactions do not settle due to a customer's nonperformance, the Company may become obligated to settle. It is management's opinion that this, or any litigation that may result from customer transactions, will not have a materially adverse effect on future operations or financial position.

The Company maintains cash balances with its clearing agent in excess of insured limits.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:	
Total members' equity	$ 244,678
Less - nonallowable assets:	
Property and equipment	34,605
Other assets	5,534
	40,139
Net capital before haircuts on securities positions (tentative net capital)	204,539
Haircuts - none required	-
Net capital	$ 204,539
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 17,260
Computation of basic net capital requirement:	
Minimum net capital required	$ 100,000
Excess net capital at 1,000 percent	$ 202,813
Ratio: Aggregate indebtedness to net capital	.084 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 204,539
Audit adjustments, net	-
Net capital per above	$ 204,539

END

See independent auditors' report